UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended April 30, 2023

Stirling Bridge Group Inc

(Exact name of issuer as specified in its charter)

Florida	92-0586004
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

3762 Roscommon Dr., Ste. 137, Ormond Beach, Fl. 332174

(Address, including zip code of principal executive office)

407-440-1101

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from November 1, 2022 to April 30, 2023. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance

Results of Operations

The following table summarizes our gross revenue, operating expenses, and net loss for the six months ended April 30, 2023

The table below sets forth line items from the Company’s unaudited consolidated Statements of Operations.

Stirling Bridge Group Inc

Statement of Operations (unaudited)

For the period November 1, 2022, through April 30, 2023

Revenue:
Sales	$-

Total revenue	-

Expenses:
General and administrative expense	(61,336)

Net income (loss) before income taxes	(61,336)

Provision for income taxes	-
Net loss	$(61,336)

Net loss per common share - basic and diluted	$(0.01)
Weighted average shares outstanding - basic and diluted	(0.01)

See accompanying notes to unaudited condensed consolidated financial statements.

Six Months Ended April 30, 2023 from inception.

Gross revenue: For the six-month period ended April 30, 2023, gross revenue was $0.

General and administrative: General and administrative expenses for the six-month period ended April 30, 2023 were $61,336.

Interest expense: Interest expense was $0.

Net income (loss): Net loss was $61,336 for the six months ended April 30, 2023.

Liquidity and Capital Resources

As of April 30, 2023, we had a cash balance of $54,889. During the six months ended April 30, 2023, we used approximately $61,336 in cash for operating activities , $238,394 for investing activities, and were provided with approximately $354,619 through financing activities.

Our primary uses of cash were for purchasing a notes receivable and paying general and administrative expenses.

We expect to finance our operations primarily through our existing cash, our operational revenues, and any future financing. We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Item 2. Other Information

None.

Stirling Bridge Group Inc

Balance Sheet (unaudited)

April 30, 2023

Assets
Current assets:
Cash	$54,889
Loans Receivable	238,394

Total assets	$293,283

Liabilities and Shareholders’ Deficit

Liabilities:
Note payable, related party	$10,000

Total liabilities	10,000

Commitments and contingencies (note 7)

Shareholders’ deficit:
Common stock, no par value, 100,000,000 shares authorized, and 4,207,450 issued and outstanding at April 30, 2022	344,619

Deficit	(61,336)

Total shareholders’ equity	283,283

Total liabilities and shareholders’ equity	$293,283

See accompanying notes to unaudited financial statements.

Stirling Bridge Group Inc

Statement of Operations (unaudited)

For the period November 1, 2022, through April 30, 2023

Revenue:
Sales	$-

Total revenue	-

Expenses:
General and administrative expense	(61,336)

Net income (loss) before income taxes	(61,336)

Provision for income taxes	-
Net loss	$(61,336)

Net loss per common share - basic and diluted	$(0.01)
Weighted average shares outstanding - basic and diluted	(0.01)

See accompanying notes to unaudited financial statements.

Stirling Bridge Group Inc

Statement of Changes in Shareholders’ equity (unaudited)

	No par-value Common Stock		Common stock to be issued		Shareholders’
	Shares	Amount	Shares	Amount	Deficit	Totals
October 3, 2022 (Inception)	-	$-	-	$-	$-	$-

Shares to be issued for cash	-	-	4,207,450	344,619	-	344,619

Net loss	-	-	-	-	(61,336)	(61.336)

April 30, 2023	-	$-	4,207,450	$344,619	$(61,336)	$283,283

See accompanying notes to unaudited financial statements.

Stirling Bridge Group Inc

Statement of Cash Flows (unaudited)

For the period from November 1, 2022 through April 30, 2023 April 30, 2023

Operating activities:
Net income (loss)	$(61,336)

Net cash from operating activities:	(61,336)

Investing activities:
Loan receivable	(238,394)

Net cash from investing activities:	(238,394)

Financing activities:
Proceeds from note payable – related party	10,000
Proceeds on common stock issued	344,619

Net cash from financing activities:	354,619

Net increase (decrease) in cash	54,889
Cash-beginning	-
Cash-ending	$54,889

Supplemental Cash Flow Information:
Cash paid for interest	$-
Cash paid for income taxes	$-

See accompanying notes to unaudited financial statements.

Stirling Bridge Group Inc

Notes to the Financial Statements

NOTE 1: BUSINESS

Stirling Bridge Group Inc, incorporated on October 3, 2022, in the State of Florida. Stirling is an Orlando, Fl. based company that operates in the areas of debt-based venture capital and specialty finance for small and medium sized businesses. We provide debt financing and services to small and medium sized businesses to help those businesses grow and meet their business objectives.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of Stirling Bridge Group Inc (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position presented have been reflected herein.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At no time since the formation of the Company has such bank balances exceeded the federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company had no revenue during the audited period.

The Company intends to derive its revenue primarily from secured lending to emerging companies, business owners and entrepreneurs in select industries. The main sources of revenues are, facility fees, due diligence fees, interest income, origination fees and participation fees as well as the equity gain on negotiated equity positions.

The Company will recognize revenue from its loan business in accordance with ASC 310-20. The Company includes facility fees, origination fees and due diligence fees as part of interest income and those fees are recognized and amortized over the life of the loan.

Effective October 3, 2022, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers - Topic 606, and all subsequent ASUs that modified ASC 606. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented. Interest income revenue including facility fees, origination fees and due diligences fees are outside the scope of ASC 606. Contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from participation fees under ASC 606. The Company recognizes participation fee revenue at a point in time. The Company generally invoices customers for participation fees at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations associated therewith.

Stirling Bridge Group Inc

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, business loans receivable, investments, assets held for sale, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently planning for the implementation of this accounting standard. It is too early to assess the impact this guidance will have on the Company’s financial statements. The Company will adopt ASU No. 2016-13 on December 31, 2024, financial statements and the interim periods during the year ending December 31, 2024.

Stirling Bridge Group Inc

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this ASU as of October 3, 2022.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: SUSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through May 30, 2023, the date the financial statements were available to be issued.

The following subsequent events occurred between April 30 and May 30, 2023.

1. In May 2023, the Company acquired 100% of the assets of Web3 Corporation, a technology company that provides technology and services to growing companies. In conjunction with such acquisition, the Company has filed to change it’s name to Web3Corporation. The Company issued 2 million shares to Mr. Andre Forde in exchange for 100% of the assets of Web3 and Mr. Forde will become President and CEO of the Company following the filing of the Form 1-SA for the Company. Once the Form 1-SA is filed, the new officers and directors for the Company will be:

Andre Forde, President, CEO and Director

William Mobley, Director

Jim Byrd, Director

2. In May 2023, the Company acquired 100% of the common stock of Celebrity Cigars, Incorporated, a lifestyle company targeted to cigar enthusiasts. The Company will launch CigarTv, a 24 hour live streaming cigar channel in the coming weeks. This acquisition was in exchange for technology and services to be provided to Celebrity Cigars, Inc.

3. In May 2023, the Company acquired 75% of the common stock of Test Drive Live, Inc. a company that is in the process of launching a live streaming media channel under the name Test Drive Live. This acquisition was for technology and services to be provided to Test Drive Live, Inc.

NOTE 4: LIQUIDITY AND GOING CONCERN

The Company has ended the period with $54,889 in cash and has no concerns for liquidity.

NOTE 5: NOTE PAYABLE – RELATED PARTIES

As of April 30, 2023, the Company had an unsecured note payable with a director of the company in the aggregate amount of $10,000, with interest at 5% per annum and a maturity date of October 15, 2024, at which time all accrued unpaid interest and principal are due.

NOTE 6: RELATED PARTY TRANSACTIONS

In 2022, Jim Byrd, Director, made a $50,000 loan to the Company to cover startup cost and immediate operating capital. The loan was for 24 months with interest at 5% per annum.

Stirling Bridge Group Inc

Notes to the Financial Statements

NOTE 7: COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and /or cash flows.

NOTE 8: INCOME TAXES

The Company did not provide any Federal and State income tax for the years ended October 31, 2022, due to the Company’s net loss carryforward.

Deferred tax assets and liabilities reflect the effects of tax losses, credits, and the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject to a federal tax rate of 21% and a state tax rate of 5.5%.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended October 31, 2022:

Year ended October 31
2022
Federal statutory rate	21.0%
State statutory rate	5.5%
Valuation allowance	(26.5)%
Effective tax rate	(0.0)%

As of October 31, 2022, the Company did not record a deferred tax asset due to the materiality of the loss carryforward.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1).
2.3	ByLaws (incorporated by reference to Exhibit 2.3).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-A is true and correct to the best of its knowledge and belief and has duly signed this Form 1-A in Orlando, Florida on June 1, 2023.

Stirling Bridge Group Inc

By:	/s/ Jim Byrd
Jim Byrd
President, Director, CFO, CAO